FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 2/01/2008

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy – 2nd floor
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing Ternium completes sale of non-core U.S. assets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Roberto Philipps
Name: Roberto Philipps
Title: Chief Financial Officer

Dated: February 1, 2008

Sebastián Martí
Ternium - Investor Relations
+1  (866) 890 0443
+52 (81) 8865 2111
+54 (11) 4018 2389
www.ternium.com

Ternium Completes Sale of Non-Core U.S. Assets

Luxembourg, February 1, 2008 – Ternium S.A. (NYSE: TX) announced today that its subsidiary, IMSA Acero S.A. de C.V., has completed the previously announced sale of its interests in Steelscape, Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited (ASX: BSL), for a total consideration of US$726 million.  Ternium will use the proceeds of the sale to prepay financial debt.

Ternium sold the assets after determining that they were not a strategic fit with its production system.  The Company continues to own Steelscape’s Shreveport, LA plant, which has already been integrated into its operations.  Ternium also has retained its pre-engineered metal buildings and insulated steel panels businesses in Mexico.

Daniel Novegil, Chief Executive Officer of Ternium, said: “We are very pleased with the completion of this transaction, as it enables us to focus on our core businesses in the Americas.  We will continue working to increase our penetration of attractive market segments in which we believe we can compete and add value to steel-consuming customers.”

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is one of the leading steel companies in the Americas, offering a wide range of flat and long steel products.  With its main operations in Mexico, Venezuela and Argentina and 21,000 employees, Ternium has annual sales of approximately US$10 billion and annual shipments of approximately 12 million tons of finished steel products.  More information about Ternium is available at www.ternium.com.